Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                Amendment No. 7

                        Global Small Cap Fund, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                                Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   37935V103
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 September 10, 1999
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No.: 37935V103                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  814563
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                     0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          814563
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                      814563
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                  21.4%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.: 37935V103                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  546900
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                     0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER      546900
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                        546900
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                 14.4%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

This Amendment No. 7 supplements and updates information in Item 4 and Item 5 and adds Exhibit 2.

ITEM 4.           PURPOSE OF TRANSACTION

On September 9, 1999 the issuer presented a proposal to deliver Net Asset Value to its shareholders by March 2000 which was bundled with a redemption fee. The reporting persons consider the press release to be confusing and materially incomplete and have sent a letter to the issuer requesting clarifications. That letter is included as Exhibit 2 to this filing.

The letter included two observations and six questions relative to the issuers contemplated proposal.

The observations are:

1. The reporting persons are opposed to any redemption fees unless unbundled and separately approved by the shareholders of the issuer.

2. Many shareholders may prefer to keep the closed-end structure of the issuer.

The questions requiring clarification are:

1. What vote is required for approval of shareholders?

2. Have any of the major shareholders been consulted concerning whether or not they would favor the proposal?

3. Has a separate, independent determination been made as to the appropriateness of the contemplated proposal?

4. What advance notice is required to solicit opposing proxies in the Special Meeting required for shareholder approval?

5. If the proposal fails, when will the annual meeting be held?

6. Isn't this proposal really a transfer of assets rather than an open-ending or reorganization, and, if so, why would it take so long?


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's semi annual report, dated March 23,1999, states that, as of the close of business on January 31, 1999, there were 3,801,667 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Reporting Persons are the beneficial owners of 1,361,463 shares of Common Stock, which constitute approximately 35.8% of the outstanding shares of Common Stock.

                  (b) Power to vote and to dispose of the securities resides with the Reporting Persons.

                  (c) Since the last filing, the following shares of Common Stock were traded on the open market:



 Date       Number of Shares        Price Per Share
- -------    ----------------       ---------------

8/6/99         2500   bought           15.5
8/12/99        1900   bought           15.2105
8/13/99        1300   bought           15.1875
8/17/99        1900   bought           15.2368
8/18/99        1500   bought           15.2625
8/20/99        1800   bought           15.1875
8/23/99        3700   bought           15.2854
8/24/99        2800   bought           15.25
8/25/99       14500   bought           15.3707
8/27/99         600   bought           15.3125
8/30/99        2000   bought           15.375
9/3/99         1800   bought           15.375
9/7/99         4500   bought           15.9028
9/9/99         5000   bought           15.8

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 1999                    Deep Discount Advisors, Inc.


                                            By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary


EXHIBIT 2

                     DEEP DISCOUNT ADVISORS, INC.
          One West Pack Square, Suite 777, Asheville, NC  28801
                 (828) 255-4832  Fax: (828) 255-4834

Dianne E. O'Donnell, Secretary Ph: 212-713-2712 Fax: 212-713-1374 The Board of Directors, The Global Small Cap Fund, Inc.
Mitchell Hutchins Asset Management Inc.
1285 Avenue of the Americas, 18th Floor
New York, NY  10019

(via both fax and Regular Mail)			September 10, 1999


Dear Ms. O'Donnell and Board Members:

As you know, we represent a major shareholder stake (approximately 35%) in the Global Small Cap Fund Inc. We reviewed with interest and some considerable concern your press release of September 9, 1999. The release appears to us to be confusing and materially incomplete on a number of important points. In this letter, we would like to make a few observations and request prompt answers to a number of important questions relative to the contemplated proposal described in the press release.

OBSERVATION 1: We are opposed to any redemption fees unless unbundled and separately approved by the shareholders.

Unfortunately, it has become the practice of late to bundle redemption fees of questionable appropriateness with various attempts to deliver Net Asset Value (NAV) to shareholders. While it would be a simple matter to allow shareholders to determine separately whether or not they approve of such a penalty to redemption, the bundling requires them to accept it or lose entirely their chance to receive something close to NAV for their shares. Many shareholders are reacting to this coercion by opposing the entire bundled proposal as their only alternative.

OBSERVATION 2: Many shareholders may prefer to keep the closed-end structure.

There are many shareholders who prefer a closed-end structure, albeit in an environment in which the discount is responsively dealt with by the Board and the Adviser. There are also other ways to deliver NAV to shareholders if a majority of them desire such an option.

QUESTION 1: What vote is required for approval of shareholders in the Special Meeting?

Many shareholders may oppose this proposal, particularly if bundled with a mandatory redemption fee. It is material information for the marketplace to know what vote of the shareholders is required for approval. Is it a majority of those voting, a majority of shares outstanding, or a super-majority of shares outstanding?

QUESTION 2: Have any of the major shareholders been consulted concerning whether or not they would favor a proposal such as that contemplated by the Fund?

If enough major shareholders oppose this particular proposal, it may well fail to receive whatever the required vote may be. In such a case, considerable time and expense may have been wasted by the Fund to pursue an action which does not receive approval. Then a further, separate annual meeting will be required. The directors own no shares whatsoever of the Fund. Have they consulted any of the real shareholders before making this decision?

QUESTION 3: Has a separate, independent determination been made as to the appropriateness of the contemplated proposal.

The Fund has 9 directors. Three are directly associated with the Adviser. The other six "independent" directors own no shares in the Fund, and receive compensation from the Fund and the Fund complex in amounts that ranged from $87,085 to $117,853 in 1997. This proposal will transfer the Fund's assets to another fund associated with the same adviser and the redemption fee may have the effect of discouraging or postponing redemptions that would otherwise occur. Such redemptions would have the effect of reducing the compensation paid to the adviser.
This all gives the appearance of a possible conflict of interest and suggests that an independent determination of its appropriateness may be advisable.

QUESTION 4: What advance notice is required to solicit opposing proxies in the Special Meeting?

The Fund has recently imposed severe advance notice requirements for stockholders to bring issues before shareholders in annual meetings. If a shareholder is opposed to part or all of this contemplated proposal, what are the specific advance notice requirements in order to present an opposing proxy to shareholders regarding this special meeting?

QUESTION 5: If this proposal fails to receive shareholder approval, when will the annual meeting be held?

The Fund is required to hold annual meetings at which shareholders can vote on whether or not to continue their current Directors in office as well as other matters. This special meeting is apparently scheduled for December, 13 months after the last annual meeting. When is the annual meeting to be held if the special meeting is unsuccessful? Wouldn't it save shareholder money to hold both meetings simultaneously as has been done by most other closed-end funds in similar situations?


QUESTION 6: Isn't this really a transfer of assets, rather than an "open-ending" or "reorganization"? If so, why does it take so long to happen?

While the terms "open-ending" and "reorganization" are used liberally in the press release, the Global Small Cap Fund actually ends up being dissolved. This appears to actually be an exchange of assets of the Fund for Class A shares of the open-end Global Equity Fund. Such proposals are much simpler to structure and implement than open-endings or reorganizations. Why wait until December for the contemplated special meeting and March 2000 for the implementation. Why couldn't this entire proposal be presented for approval and implemented much, much faster? Meanwhile, the shareholders who may want to cash out and receive full Net Asset Value are paying fees and expenses. What is the justification for the timeframe contemplated?

We would appreciate a prompt answer to the above questions and would respectfully suggest that other shareholders of the Fund would also be very interested in your response. We thank you in advance for your kind attention to our request.


Very truly yours,



Ronald G. Olin, Chairman
Deep Discount Advisors